Twenty largest holdings
Emerging Markets Growth Fund

Ranking			% Total
12/31/08	1/31/09	Security	portfolio	% Index[1]	Description
1	1	America Movil	3.5	1.4	Latin America's largest cellular communications provider.
2	2	Samsung Electronics	3.3	2.4	Korea's top electronics manufacturer and a global leader in semiconductor production.
3	3	China Shenhua Energy	2.9	0.4	Energy company engaged in the production and transport of coal in China and the Asia Pacific region.
6	4	Petroleo Brasileiro - Petrobras	2.6	3.5	One of the world's largest oil companies. Engaged in exploration, production, refining, marketing and chemicals.
5	5	Harmony Gold Mining	2.5	0.2	One of South Africa's largest gold mining companies.
7	6	Reliance Industries	2.2	1.0	Manufactures a wide range of synthetic textiles, petrochemicals and plastics. Also involved in oil exploration and production, and electricity generation and distribution.
8	7	Vale do Rio Doce	2.2	2.5	The world's largest exporter of iron ore. Also provides logistics services via an extensive rail network in Brazil.
4	8	Taiwan Semiconductor Manufacturing	2.1	1.4	One of the world's largest semiconductor manufacturers.
9	9	AngloGold Ashanti	1.5	0.4	One of the world's largest gold producers.
10	10	Bharti Airtel	1.4	0.0	India's leading telecommunications services provided.

		Total companies 1 through 10	24.2	13.2

15	11	Anhui Conch Cement	1.4	0.1	China's largest producer and seller of cement and commodity clinker.
12	12	Cemig	1.4	0.2	Generates and distributes electricity in the Brazilian state of Minas Gerais.
16	13	Sasol	1.4	0.9	Produced synthetic fuel, gasoline and chemical products. Also venturing into natural gas exploration.
14	14	Banpu	1.2	0.1	Thailand-based energy company focused on coal mining and coal-fired power generation.
11	15	Industrial and Commercial Bank of China	1.1	1.0	A state-owned commercial bank in China and one of the world's largest banks.
25	16	BYD	1.0	0.1	One of the largest makers of rechargeable batteries.
18	17	Telmex	0.9	0.3	The dominant provider of fixed telecommunications services in Mexico.
21	18	Enersis	0.9	0.2	Electricity distribution company serving Chile and other Latin American countries.
23	19	China National Offshore Oil	0.9	0.7	Explores for and produces offshore oil and gas. Among China's largest oil producers.
20	20	Telmex International	0.9	0.2	Telecom operator mainly serving Brazil and Colombia, with an additional presence in Argentina, Chile, Ecuador and Peru.

		Total companies 1 through 20	35.3	17.0

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request. GIPS is a trademark owned by CFA Institute.

Diversification by sector
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/008	1/31/09	1/31/09		12/31/08	1/31/09	1/31/09
ENERGY	13.9	14.5	14.0	FINANCIALS	9.6	9.2	21.6
China Shenhua Energy		2.9		Industrial and Commercial Bank of China		1.1
Petroleo Brasileiro - Petrobras		2.6		Bank of China		0.7
Reliance Industries		2.2		DLF Ltd.		0.7
Sasol		1.4		Grupo Financiero Inbursa		0.7
Banpu		1.2		Bumiputra-Commerce Holdings		0.6
China National Offshore Oil		0.9		OTHERS		5.4
Rosneft		0.7
OTHERS		2.6		INFORMATION TECHNOLOGY	12.0	12.0	11.4
				Samsung Electronics		3.3
				Taiwan Semiconductor Manufacturing		2.1
MATERIALS	11.9	12.8	13.5	BYD		1.0
Harmony Gold Mining		2.5		Hon Hai Precision Industry		0.7
Vale do Rio Doce		2.2		NHN		0.7
AngloGold Ashanti		1.5		Gmarket		0.5
Anhui Conch Cement		1.4		Mediatek		0.4
Israel Chemicals		0.6		OTHERS		3.3
Taiwan Cement		0.6
Ambuja Cements		0.5		TELECOMMUNICATION SERVICES	16.4	15.0	11.7
OTHERS		3.5		America Movil		3.5
				Bharti Airtel		1.4
INDUSTRIALS	7.2	6.9	8.7	Telmex		0.9
China High Speed Transmission Equipment		0.8		Telmex International		0.9
China Railway Construction		0.6		Telekomunikasi Indonesia		0.9
CCR		0.5		TIM Participacoes		0.8
Weichai Power		0.5		Taiwan Mobile		0.7
OTHERS		4.5		Bezeq		0.7
				OTHERS		5.2

CONSUMER DISCRETIONARY	7.3	7.3	5.8	UTILITIES	3.7	3.8	4.0
Shangri-La Asia		0.6		Cemig		1.4
Astra International		0.5		Enersis		0.9
LG Electronics		0.5		OTHERS		1.5
Resorts World		0.5
OTHERS		5.2		OTHER	1.3	1.4	0.0
				Capital International Private Equity Fund IV		0.5
				OTHERS		0.9
CONSUMER STAPLES	6.2	5.9	6.2
Perdigao		0.6
Kimberly-Clark de Mexico		0.5		Total equity	90.3	89.5	100.0
Wilmar International		0.5		Fixed income	2.7	3.0
OTHERS		4.3		Cash and equivalents	7.0	7.5
				Total assets	100.0	100.0

HEALTH CARE	0.8	0.7	3.1
Bumrungrad Hospital		0.4
OTHERS		0.3

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request.  GIPS is a trademark owned by CFA Institute.

				Overweight	ENERGY
					CONSUMER DISCRETIONARY
					INFORMATION TECHNOLOGY
					TELECOMMUNICATION SERVICES
					OTHER

				Underweight	MATERIALS
					INDUSTRIALS
					CONSUMER STAPLES
					HEALTH CARE
					FINANCIALS
					UTILITIES

Diversification by country
Emerging Markets Growth Fund

	% Portfolio											% Index[1]
	12/31/99	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08	1/31/09	1/31/09
LATIN AMERICA	27.9	31.4	30.2	29.4	22.5	23.0	19.5	18.2	14.0	21.2	21.4	21.3
BRAZIL	9.2	13.9	10.9	10.6	10.8	12.3	10.3	9.4	7.2	10.3	11.5	13.6
MEXICO	12.5	15.0	17.2	16.3	9.2	8.6	7.3	7.9	5.9	8.9	8.1	4.6
CHILE	1.8	1.2	1.1	1.6	1.4	1.2	0.5	0.5	0.4	1.8	1.7	1.6
ARGENTINA	2.9	0.7	0.2	0.2	0.4	0.3	0.3	0.1	0.2	0.0	0.0	0.3
PERU	1.1	0.3	0.6	0.5	0.4	0.1	0.1	0.0	0.0	0.1	0.1	0.6
REPUBLIC OF COLOMBIA	0.0	0.1	0.1	0.1	0.1	0.2	0.8	0.3	0.3	0.1	0.0	0.6
VENEZUELA	0.4	0.2	0.1	0.1	0.2	0.3	0.2	0.0	0.0	0.0	0.0	0.0

SOUTHEAST ASIA	14.8	14.3	15.7	20.8	22.0	19.6	16.4	16.6	18.0	16.1	15.9	14.0
INDIA	8.2	8.8	9.7	12.3	13.8	10.4	7.9	6.5	7.2	7.9	7.7	7.2
MALAYSIA	1.8	2.0	1.9	3.1	3.2	5.6	3.2	3.9	4.8	2.8	2.9	3.3
INDONESIA	2.7	1.6	1.9	2.5	3.1	2.6	3.0	3.4	2.7	2.3	2.1	1.5
THAILAND	0.6	0.1	0.7	1.9	1.3	0.6	1.9	1.5	1.7	2.0	1.9	1.5
PHILIPPINES	1.4	1.8	1.5	1.0	0.6	0.3	0.3	0.8	1.3	1.0	1.1	0.5
PAKISTAN	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.1	0.0
SRI LANKA	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.2	0.1	0.1	0.0
VIETNAM	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.0	0.0	0.0	0.0

FAR EAST ASIA	22.0	22.9	31.2	28.2	33.5	33.4	37.5	34.1	30.2	34.6	32.9	43.0
SOUTH KOREA	11.0	10.1	15.2	18.2	18.6	17.6	20.2	11.0	9.2	7.3	7.2	14.1
CHINA	0.6	3.2	4.0	3.2	3.4	3.8	4.4	9.6	10.1	19.3	18.2	17.3
TAIWAN	9.1	8.2	11.8	5.9	10.5	10.5	11.4	11.9	9.7	7.0	6.5	11.6
HONG KONG	1.3	1.4	0.2	0.9	1.0	1.5	1.5	1.6	1.2	1.0	1.0	0.0

EUROPE/MIDDLE EAST/AFRICA	24.7	21.7	16.7	17.1	17.4	17.9	21.7	23.9	26.4	14.8	15.5	21.7
RUSSIAN FEDERATION	1.7	1.9	3.9	5.4	5.6	3.1	3.3	5.6	11.7	3.1	2.7	4.8
SOUTH AFRICA	4.6	5.2	3.3	4.7	6.6	7.7	8.7	8.9	6.0	6.5	6.8	8.2
ISRAEL	2.7	3.6	1.0	0.3	0.5	1.9	4.3	2.5	1.8	1.6	2.0	3.5
POLAND	1.9	2.1	1.8	2.2	0.8	0.4	0.1	0.4	0.5	0.7	0.6	1.3
TURKEY	9.8	6.8	4.8	1.9	2.0	2.4	3.1	3.3	1.7	0.9	1.3	1.5
HUNGARY	2.0	0.6	0.7	1.4	1.0	0.9	0.2	0.3	0.0	0.2	0.4	0.5
CZECH REPUBLIC	0.5	0.3	0.2	0.4	0.4	0.9	0.0	0.1	0.0	0.3	0.4	0.7
EGYPT	0.8	0.6	0.2	0.2	0.2	0.3	1.6	2.1	3.6	1.1	0.9	0.7
MOROCCO	0.1	0.0	0.0	0.1	0.0	0.1	0.1	0.1	0.1	0.1	0.1	0.5
KAZAKHSTAN	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.3	0.5	0.0	0.0	0.0
SULTANATE OF OMAN	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.3	0.2	0.2	0.0
UNITED ARAB EMIRATES	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.1	0.1	0.0	0.0	0.0
NIGERIA	0.0	0.1	0.1	0.1	0.0	0.0	0.0	0.1	0.0	0.0	0.0	0.0
CROATIA	0.4	0.5	0.5	0.4	0.3	0.2	0.1	0.0	0.1	0.1	0.1	0.0
ESTONIA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
GHANA	0.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
BOTSWANA	0.0	0.0	0.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0

OTHER[2]	7.0	2.8	2.1	0.8	1.2	1.6	2.1	2.6	5.3	3.6	3.8	0.0

Total equity	96.4	93.1	95.9	96.3	96.6	95.5	97.2	95.4	93.9	90.3	89.5	100.0
Fixed income	1.2	0.6	1.5	1.8	1.6	0.9	1.0	0.9	0.4	2.7	3.0
Cash & equivalents	2.4	6.3	2.6	1.9	1.8	3.6	1.8	3.7	5.7	7.0	7.5
Total assets	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.0	100.00	100.00

1MSCI Emerging Markets Investable Market Index
[2]The current period includes 3.1% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.7% in CII's Private Equity funds.

Diversification by country
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/08	1/31/09	1/31/09		12/31/08	1/31/09	1/31/09
LATIN AMERICA	21.2	21.4	21.3	EMERGING EUROPE/MIDDLE EAST/AFRICA	14.8	15.5	21.7
BRAZIL	10.3	11.5	13.6	SOUTH AFRICA	6.5	6.8	8.2
MEXICO	8.9	8.1	4.6	RUSSIAN FEDERATION	3.1	2.7	4.8
CHILE	1.8	1.7	1.6	ISRAEL	1.6	2.0	3.5
PERU	0.1	0.1	0.6	TURKEY	0.9	1.3	1.5
REPUBLIC OF COLOMBIA	0.1	0.0	0.6	POLAND	0.7	0.6	1.3
ARGENTINA	0.0	0.0	0.3	EGYPT	1.1	0.9	0.7
				CZECH REPUBLIC	0.3	0.4	0.7
SOUTHEAST ASIA	16.1	15.9	14.0	HUNGARY	0.2	0.4	0.5
INDIA	7.9	7.7	7.2	MOROCCO	0.1	0.1	0.5
MALAYSIA	2.8	2.9	3.3	SULTANATE OF OMAN	0.2	0.2	0.0
INDONESIA	2.3	2.1	1.5	CROATIA	0.1	0.1	0.0
THAILAND	2.0	1.9	1.5	KAZAKHSTAN	0.0	0.0	0.0
PHILIPPINES	1.0	1.1	0.5	UNITED ARAB EMIRATES	0.0	0.0	0.0
PAKISTAN	0.0	0.1	0.0	ZAMBIA	0.0	0.0	0.0
SRI LANKA	0.1	0.1	0.0
				OTHER[2]	3.6	3.8	0.0
FAR EAST ASIA	34.6	32.9	43.0
CHINA	19.3	18.2	17.3
SOUTH KOREA	7.3	7.2	14.1	Total equity	90.3	89.5	100.0
TAIWAN	7.0	6.5	11.6	Total fixed income	2.7	3.0
HONG KONG	1.0	1.0	0.0	Total cash and equivalents	7.0	7.5
				Total assets	100.0	100.0

1MSCI Emerging Markets Investable Market Index
[2]The current period includes 3.1% in companies with substantial business assets in emerging markets but that are domiciled in developed markets, and 0.7% in CII's Private Equity funds.
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS® standards, which if not included herein, are available upon request.  GIPS is a trademark owned by CFA Institute.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 1/31/09)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.28	14.01	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.06	3.30	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.52	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
1st qtr.	-6.87	-6.87	-11.67	-11.35	1st qtr.	2.06	2.06	1.20	1.80
2nd qtr.	-3.50	-3.50	-2.28	-1.58	2nd qtr.	5.91	5.91	3.00	4.12
3rd qtr.	-24.79	-24.79	-27.71	-27.04	3rd qtr.	16.33	16.33	17.01	17.95
4th qtr.	-27.69	-25.28	-27.74	-27.40	4th qtr.	7.20	10.03	6.83	7.18
Year 2008	-51.12	-49.49	-54.91	-53.78	Year 2005	34.79	38.36	30.31	34.00
2009					2004
January	-4.68	-4.68	-6.58	-6.43	1st qtr.	9.13	9.13	8.87	9.59
					2nd qtr.	-10.98	-10.98	-10.34	-9.64
Lifetime return					3rd qtr.	7.65	7.65	7.39	8.14
Cumulative%	1,396.78	2,280.45	__	__	4th qtr.	13.66	15.44	16.81	17.24
Annualized%	12.68	15.00	__	__	Year 2004	18.87	20.74	22.45	25.55

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 11/30/07 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 1/31/09)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.79	7.79	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.47	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.62	10.62	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.79	20.79	23.62	24.40
3rd qtr.	-16.68	-16.68	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.72	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.87	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.45	27.95	32.36	32.60
Year 1996	12.40	16.38	3.92	6.03	Year 1993	70.35	72.68	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.03	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.67	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.68	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.67	-5.67	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.32	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.24	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.45	16.45	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 11/30/07 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested  through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 1/31/09)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2007					2006
1st qtr.	4.41	4.41	1.79	2.25	1st qtr.	12.89	12.89	11.51	12.02
2nd qtr.	14.92	14.92	14.06	14.96	2nd qtr.	-4.58	-4.58	-5.11	-4.34
3rd qtr.	11.87	11.87	13.28	14.01	3rd qtr.	7.11	7.11	4.10	4.88
4th qtr.	0.07	3.23	3.06	3.30	4th qtr.	15.74	18.32	17.28	17.60
Year 2007	34.33	38.57	36.52	39.42	Year 2006	33.55	36.53	29.18	32.17
2008					2005
1st qtr.	-6.87	-6.87	-11.67	-11.35	1st qtr.	2.06	2.06	1.20	1.80
2nd qtr.	-3.50	-3.50	-2.28	-1.58	2nd qtr.	5.91	5.91	3.00	4.12
3rd qtr.	-24.79	-24.79	-27.71	-27.04	3rd qtr.	16.33	16.33	17.01	17.95
4th qtr.	-27.69	-25.28	-27.74	-27.40	4th qtr.	7.20	10.03	6.83	7.18
Year 2008	-51.12	-49.49	-54.91	-53.78	Year 2005	34.79	38.36	30.31	34.00
2009					2004
January	-4.68	-4.68	-6.58	-6.43	1st qtr.	9.13	9.13	8.87	9.59
					2nd qtr.	-10.98	-10.98	-10.34	-9.64
Lifetime return					3rd qtr.	7.65	7.65	7.39	8.14
Cumulative%	1,396.78	2,280.45	__	__	4th qtr.	13.66	15.44	16.81	17.24
Annualized%	12.68	15.00	__	__	Year 2004	18.87	20.74	22.45	25.55

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 11/30/07 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund (Lifetime: 5/31/86 - 1/31/09)

	EMGF		Index[2]			EMGF		Index[2]
	Dividends	Dividends	Dividends	Dividends		Dividends	Dividends	Dividends	Dividends
	in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]		in cash %	reinvested %[1]	in cash %[3]	reinvested %[4]
2003					2000
1st qtr.	-6.12	-6.12	-6.79	-6.00	1st qtr.	7.79	7.79	2.04	2.42
2nd qtr.	22.60	22.60	22.19	23.29	2nd qtr.	-10.29	-10.29	-10.79	-10.16
3rd qtr.	14.62	14.62	13.51	14.15	3rd qtr.	-14.86	-14.86	-13.35	-13.00
4th qtr.	12.42	14.85	17.25	17.78	4th qtr.	-16.76	-16.16	-13.53	-13.32
Year 2003	48.31	51.51	51.59	55.82	Year 2000	-31.47	-30.98	-31.80	-30.61
2002					1999
1st qtr.	10.62	10.62	10.72	11.34	1st qtr.	13.37	13.37	11.96	12.44
2nd qtr.	-12.53	-12.53	-9.01	-8.44	2nd qtr.	20.79	20.79	23.62	24.40
3rd qtr.	-16.68	-16.68	-16.78	-16.35	3rd qtr.	-3.01	-3.01	-5.50	-5.15
4th qtr.	10.34	11.72	9.76	10.04	4th qtr.	31.90	33.96	25.15	25.44
Year 2002	-11.04	-9.93	-7.97	-6.17	Year 1999	75.19	77.93	63.70	66.41
2001					1998
1st qtr.	-7.44	-7.44	-6.19	-5.50	1st qtr.	5.26	5.26	5.71	6.19
2nd qtr.	6.99	6.99	3.11	3.93	2nd qtr.	-20.34	-18.95	-24.20	-23.60
3rd qtr.	-24.91	-24.91	-22.14	-21.66	3rd qtr.	-21.89	-21.89	-22.89	-22.01
4th qtr.	27.90	29.86	26.26	26.58	4th qtr.	12.73	12.73	17.30	17.99
Year 2001	-4.89	-3.43	-4.91	-2.61	Year 1998	-26.17	-24.88	-27.52	-25.34
1997					1994
1st qtr.	10.76	10.76	8.04	8.47	1st qtr.	-2.04	-2.04	-9.30	-9.04
2nd qtr.	15.37	16.60	7.68	8.56	2nd qtr.	-5.24	-4.83	-2.05	-1.44
3rd qtr.	-1.10	-1.10	-9.40	-8.97	3rd qtr.	24.02	24.02	20.47	20.76
4th qtr.	-16.49	-14.15	-17.84	-17.52	4th qtr.	-15.05	-14.82	-14.67	-14.39
Year 1997	5.53	9.66	-13.40	-11.59	Year 1994	-2.21	-1.52	-8.67	-7.32
1996					1993
1st qtr.	7.88	7.88	5.77	6.23	1st qtr.	9.64	9.64	5.20	5.55
2nd qtr.	6.14	7.87	3.35	4.18	2nd qtr.	8.26	9.31	7.10	8.27
3rd qtr.	-2.26	-2.26	-4.08	-3.62	3rd qtr.	12.61	12.61	14.84	15.38
4th qtr.	0.43	2.32	-0.89	-0.59	4th qtr.	27.45	27.95	32.36	32.60
Year 1996	12.40	16.38	3.92	6.03	Year 1993	70.35	72.68	71.26	74.84
1995					1992
1st qtr.	-16.54	-16.54	-12.74	-12.38	1st qtr.	20.17	20.17	20.01	20.48
2nd qtr.	11.07	12.03	9.67	10.37	2nd qtr.	-8.65	-7.85	-11.85	-10.87
3rd qtr.	2.20	2.20	-1.06	-0.64	3rd qtr.	-0.54	-0.54	-3.75	-3.30
4th qtr.	-3.59	-2.88	-1.72	-1.35	4th qtr.	1.63	1.98	7.09	7.28
Year 1995	-8.67	-7.19	-6.94	-5.21	Year 1992	10.95	12.32	9.05	11.40
1991					1988
1st qtr.	23.75	23.75	28.66	29.17	1st qtr.	19.34	19.34	20.64	22.05
2nd qtr.	11.36	12.71	3.79	5.09	2nd qtr.	14.87	15.68	10.83	12.18
3rd qtr.	1.96	1.96	2.66	3.28	3rd qtr.	5.07	5.07	0.02	0.99
4th qtr.	14.22	14.90	13.77	14.05	4th qtr.	-3.41	-2.12	0.85	1.56
Year 1991	60.48	63.39	55.97	59.91	Year 1988	39.13	41.98	34.87	40.43
1990					1987
1st qtr.	-5.67	-5.67	-7.85	-7.18	1st qtr.	11.32	11.32	__	__
2nd qtr.	12.17	13.89	18.85	20.03	2nd qtr.	23.32	25.30	__	__
3rd qtr.	-16.73	-16.73	-17.88	-17.19	3rd qtr.	8.70	8.70	__	__
4th qtr.	-0.24	1.67	-4.10	-3.05	4th qtr.	-18.98	-18.14	__	__
Year 1990	-12.11	-9.05	-13.76	-10.55	Year 1987	20.91	24.13	__	__
1989					1986
1st qtr.	16.45	16.45	15.66	16.88	1 mo. To 6/30	0.60	0.60	__	__
2nd qtr.	21.71	23.16	4.68	5.95	3rd qtr.	3.68	4.15	__	__
3rd qtr.	21.72	21.72	21.86	22.80	4th qtr.	6.71	6.71	__	__
4th qtr.	10.14	11.29	7.90	8.48	Year 1986
Year 1989	89.99	94.26	59.19	64.96	(5/30-12/31)	11.30	11.80	__	__

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

[1]Total return percentages are calculated from net asset value assuming all dividends are reinvested.
[2]The inception date is 1/1/88.
[3]Reflects MSCI Emerging Markets Index with no dividends from inception through 11/30/07 and MSCI Emerging Markets Investable Market Index with no dividends thereafter.
4MSCI Emerging Markets Investable Market Index with net dividends reinvested reflects MSCI Emerging Markets Index with gross dividends reinvested from inception through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested  through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

Investment results
Emerging Markets Growth Fund

	Results as of December 31, 2008

	Calendar
	YTD
	1/31/09	4Q08	1 year	3 years	5 years	10 years	15 years	20 years	Lifetime
	%	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	-4.62	-25.13	-49.11	-0.81	10.57	10.73	6.39	14.49	16.03
- net of operating expenses	-4.68	-25.27	-49.49	-1.50	9.80	9.96	5.60	13.54	15.01

MSCI Emerging Markets IMI with net dividends reinvested	-6.43	-27.40	-53.78	-5.21	7.46	8.95	2.50	9.94	10.12

MSCI World Index with net dividends	-8.74	-21.67	-40.44	-7.73	-0.10	-0.26	4.93	5.28	6.57

MSCI EAFE Index with net dividends	-9.81	-19.93	-43.25	-7.15	1.90	1.03	3.75	3.35	5.80

S&P 500 Index with income reinvested	-8.42	-21.95	-36.99	-8.36	-2.19	-1.38	6.44	8.38	7.89

Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.

to
MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)

All indices are unmanaged.

Investment results
Emerging Markets Growth Fund

	Results as of December 31, 2008

	Calendar
	YTD
	1/31/09	4Q08	1 year	3 years	5 years	10 years	15 years	20 years	Lifetime
	%	%	%	%	%	%	%	%	%
Emerging Markets Growth Fund
- gross of operating expenses	-4.62	-25.13	-49.11	-0.81	10.57	10.73	6.39	14.49	16.03
- net of operating expenses	-4.68	-25.27	-49.49	-1.50	9.80	9.96	5.60	13.54	15.01

MSCI Emerging Markets IMI with net dividends reinvested	-6.43	-27.40	-53.78	-5.21	7.46	8.95	2.50	9.94	10.12

MSCI World Index with net dividends	-8.74	-21.67	-40.44	-7.73	-0.10	-0.26	4.93	5.28	6.57

MSCI EAFE Index with net dividends	-9.81	-19.93	-43.25	-7.15	1.90	1.03	3.75	3.35	5.80

S&P 500 Index with income reinvested	-8.42	-21.95	-36.99	-8.36	-2.19	-1.38	6.44	8.38	7.89

Figures shown above are past results and do not predict future results. Current results may be lower or higher than those shown. Share prices and returns will vary, so you may lose money. Investing for short periods makes loses more likely. Investments are not FDIC-insured, nor are they deposits of or guaranteed by a bank or any other entity. For more current information and month-end results, call 800-421-0180, extension 96245.

Results are in US$. Periods greater than one year are annualized.
Gross of operating expenses reflect the investment results of the Emerging Markets Growth Fund after adding back fund operating expenses, such as custodial and investment management fees.

MSCI Emerging Markets IMI reflects S&P/IFC Global Composite Index with gross dividends reinvested from inception through 12/31/87, MSCI Emerging Markets Index with gross dividends reinvested through 12/31/00, MSCI Emerging Markets Index with net dividends reinvested through 11/30/07, and MSCI Emerging Markets Investable Market Index with net dividends reinvested thereafter.

MSCI World Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)
MSCI EAFE Index with net dividends for U.S. pension plans, charitable trusts, and educational institutions (calculated by Capital International S.A.)

All indices are unmanaged.

Diversification by sector and industry
Emerging Markets Growth Fund

	% Total portfolio	% Total portfolio	% Index[1]		% Total portfolio	% Total portfolio	% Index[1]
	12/31/08	1/31/09	1/31/09		12/31/08	1/31/09	1/31/09
ENERGY	13.9	14.5	14.0	HEALTH CARE	0.8	0.7	3.1
ENERGY EQUIPMENT & SERVICES	0.2	0.2	0.2	HEALTH CARE EQUIPMENT & SUPPLIES	0.0	0.0	0.1
OIL GAS & CONSUMABLE FUELS	13.7	14.3	13.8	HEALTH CARE PROVIDERS & SERVICES	0.7	0.7	0.2
MATERIALS	11.9	12.8	13.5	PHARMACEUTICALS	0.1	0.0	2.8
CHEMICALS	0.6	1.1	2.6	FINANCIALS	9.6	9.2	21.6
CONSTRUCTION MATERIALS	3.3	3.0	1.3	COMMERCIAL BANKS	4.8	4.7	13.3
CONTAINERS & PACKAGING	0.0	0.0	0.1	THRIFTS & MORTGAGE FINANCE	0.5	0.6	0.4
METALS & MINING	7.2	8.0	9.1	DIVERSIFIED FINANCIAL SERVICES	0.5	0.5	1.8
PAPER & FOREST PRODUCTS	0.8	0.7	0.4	CONSUMER FINANCE	0.0	0.0	0.1
INDUSTRIALS	7.2	6.9	8.7	CAPITAL MARKETS	0.0	0.0	0.9
AEROSPACE & DEFENSE	0.1	0.1	0.2	INSURANCE	0.5	0.4	2.7
BUILDING PRODUCTS	0.0	0.0	0.2	REAL ESTATE INVESTMENT TRUSTS (REITS)	0.0	0.1	0.3
CONSTRUCTION & ENGINEERING	2.8	2.7	1.9	REAL ESTATE MANAGEMENT & DEVELOPMENT	3.3	2.9	2.1
ELECTRICAL EQUIPMENT	1.2	1.2	0.7
INDUSTRIAL CONGLOMERATES	0.6	0.5	2.0	INFORMATION TECHNOLOGY	12.0	12.0	11.4
MACHINERY	0.6	0.6	1.2	INTERNET SOFTWARE & SERVICES	2.3	2.4	0.6
TRADING COMPANIES & DISTRIBUTORS	0.1	0.1	0.4	IT SERVICES	0.4	0.4	1.2
COMMERCIAL SERVICES & SUPPLIES	0.0	0.0	0.2	SOFTWARE	0.4	0.4	0.4
AIR FREIGHT & LOGISTICS	0.0	0.0	0.1	COMMUNICATIONS EQUIPMENT	0.0	0.0	0.3
AIRLINES	0.1	0.1	0.3	COMPUTERS & PERIPHERALS	0.8	0.6	1.6
MARINE	0.1	0.0	0.6	ELECTRONIC EQUIPT, INSTR. & COMPONENTS	2.3	2.4	2.0
ROAD & RAIL	0.3	0.4	0.2	SEMICONDUCTORS & SEMICONDUCTOR EQUIPMENT	5.8	5.8	5.3
TRANSPORTATION INFRASTRUCTURE	1.3	1.2	0.7	TELECOMMUNICATION SERVICES	16.4	15.0	11.7
CONSUMER DISCRETIONARY	7.3	7.3	5.8	DIVERSIFIED TELECOMMUNICATION SERVICES	6.5	6.1	4.4
AUTO COMPONENTS	0.4	0.3	0.4	WIRELESS TELECOMMUNICATION SERVICES	9.9	8.9	7.3
AUTOMOBILES	0.3	0.5	0.9	UTILITIES	3.7	3.8	4.0
HOUSEHOLD DURABLES	0.5	0.6	0.8	ELECTRIC UTILITIES	2.9	3.0	2.1
LEISURE EQUIPMENT & PRODUCTS	0.3	0.2	0.1	GAS UTILITIES	0.0	0.0	0.4
TEXTILES, APPAREL, & LUXURY GOODS	0.4	0.4	0.4	MULTI UTILITIES	0.0	0.0	0.1
HOTELS, RESTAURANTS & LEISURE	1.3	1.5	0.6	WATER UTILITIES	0.2	0.2	0.2
DIVERSIFIED CONSUMER SERVICES	0.9	0.7	0.1	INDEPENDENT POWER PROD & ENERGY TRADERS	0.6	0.6	1.2
MEDIA	1.3	1.2	1.1	OTHER	1.3	1.4	0.0
DISTRIBUTORS	0.3	0.2	0.2	EMERGING MARKET FUNDS/PARTNERSHIPS	1.3	1.4	0.0
INTERNET & CATALOG RETAIL	0.0	0.0	0.1
MULTILINE RETAIL	0.6	0.8	0.5	Total equity	90.3	89.5	100.0
SPECIALTY RETAIL	1.0	0.9	0.6	Total fixed income	2.7	3.0
CONSUMER STAPLES	6.2	5.9	6.2	Total cash and equivalents	7.0	7.5
FOOD & STAPLES RETAILING	1.7	1.5	1.3	Total assets	100.0	100.0
BEVERAGES	1.0	0.9	1.2
FOOD PRODUCTS	2.0	2.0	2.1
TOBACCO	0.3	0.3	0.8
HOUSEHOLD PRODUCTS	1.2	1.2	0.5
PERSONAL PRODUCTS	0.0	0.0	0.3

1MSCI Emerging Markets Investable Market Index
This information supplements or enhances required or recommended disclosure and presentation provisions of the GIPS standards, which if not included herein, are available upon request.